July 10, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Amy Geddes
Angela Lumley
Alyssa Wall
Taylor Beech

Re:	Agencia Comercial Spirits Ltd.
Amendment No.1 to Draft Registration Statement on Form F-1
Submitted June 3, 2025 CIK No. 0002060016

Ladies and Gentlemen:

On behalf of our client, Agencia Comercial Spirits Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 30, 2025 on the Company’s Amendment No.1 to Draft Registration Statement on Form F-1 submitted on June 3, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated June 30, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that you will be a controlled company following the completion of the offering. Please revise to disclose what percentage of the Controlling Shareholders’ voting power will stem from Class B Ordinary Shares. Please also disclose, if true, that the Controlling Shareholders will have the ability to determine all matters requiring approval by shareholders.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus on the cover page and on pages 5, 7, 8, 35, 36, 51 and 93 to disclose what percentage of the Controlling Shareholders’ voting power will stem from Class B Ordinary Shares, and on the cover page and pages 5, 7, 36 and 51 to disclose that the Controlling Shareholders will have the ability to determine all matters requiring approval by shareholders.

The Company respectfully advises the Staff that, given the offering size has not yet been finalized and is subject to further negotiations with the underwriters, the specific percentage of Controlling Shareholders’ voting power as disclosed in the Revised Draft Registration Statement are preliminary and may subject to further update when the details of the offering terms are finalized.

Prospectus Summary

Corporate Structure, page 3

2.	Please revise your diagram to reflect the ownership of your Class B Ordinary Shares.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 3, 4, 50 and 51 of the Revised Draft Registration Statement.

Risk Factors

The dual-class structure of our Ordinary Shares..., page 36

3.	Revise this risk factor to disclose the percentage of outstanding shares that Class B Ordinary Shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval and to disclose that future issuances of Class B Ordinary Shares may be dilutive to Class A Ordinary Shareholders.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus on the cover page and on page 36 to disclose the percentage of outstanding shares that Class B Ordinary Shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval, and has addressed the potential dilutive effect on Class A shareholders in the event of future issuances of Class B Ordinary Shares.

The Company respectfully advises the Staff that, given the offering size has not yet been determined and is subject to further negotiations with the underwriters, the specific percentage of outstanding shares that Class B shareholders must retain to continue to control the outcome of matters submitted to shareholders for approval will be disclosed at a later stage when the details of the offering terms are finalized. Notwithstanding the above, the Company has included placeholder disclosures on the cover page and page 36 regarding the percentage of outstanding shares that Class B shareholders must retain to continue to control, for future insertion.

Related Party Transactions, page 97

4.	We note your revised disclosure in response to comment 7 and reissue in part. Revise to include all disclosure required by Item 7.B. of Form 20-F, including a more detailed description of the nature of each transaction.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 99-102 of the Revised Draft Registration Statement.

Description of Share Capital, page 99

5.	Disclose any conversion features of the Class B Ordinary Shares and any sunset provisions that limit the lifespan of Class B Ordinary Shares.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page and page 103 of the Revised Draft Registration Statement to disclose that both Class A Ordinary Shares and Class B Ordinary Shares are not convertible in any circumstances and there is no sunset provisions that limit the lifespan of Class B Ordinary Shares.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Item 7. Recent Sales of Unregistered Securities., page II-2

6.	Please revise your registration statement to include all disclosure required by Item 7 of Form F-1 and Item 701 of Regulation S-K related to the May 28, 2025 issuances of Class A Ordinary Shares.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page II-1 of the Revised Draft Registration Statement.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

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